Exhibit 99.4

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

WHEN:	WHERE
Thursday, June 10, 2021 2.00 p.m. (Pacific time)	The Offices of NexGen Energy Ltd. Suite 3150 - 1021 West Hasting Street Vancouver, BC, V6E 0C3
CONFERENCE DIAL-IN:	Conference ID: 33931792 Toronto – 416 764 8659 / Vancouver – 778 383 7413 North America Toll Free – 1-888-664-6392 Australia – 1-800- 076-068 Hong Kong – 800-962-712

Please plan to vote in advance of the meeting and do not attend in person

The purposes of the meeting are to:

1.	receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2020 together with the report of the independent auditors thereon;
2.	elect the nine directors of the Company for the ensuing year;
3.	re-appoint KPMG LLP as independent auditor of the Company for the 2021 financial year and to authorize the directors to fix their remuneration;
4.	transact such other business as may properly come before the Meeting or any adjournment or postponement thereof;

Your Vote is Important

The nature of the business to be transacted at the Meeting is described in further detail in the accompanying management information circular, which is deemed to form part of this notice of meeting. Please read the management information circular carefully before you vote on the matters being transacted at the Meeting.

Your vote is important regardless of the number of NexGen shares you own. Registered NexGen shareholders who are unable to attend the Meeting or any postponement or adjournment thereof in person are requested to complete, date, sign and return the enclosed form of proxy or, alternatively, to vote by telephone, or over the Internet, in each case in accordance with the enclosed instructions. To be used at the Meeting, the completed proxy form must be deposited at the office of Computershare Investor Services Inc., no later than 2:00 p.m. (Pacific time) on June 8, 2021 or, if the Meeting is adjourned or postponed, not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of British Columbia) prior to the time set for the adjourned or postponed Meeting.

Non-registered NexGen shareholders who receive these materials through their broker or other intermediary should complete and send the form of proxy or voting instruction form in accordance with the instructions provided by their broker or intermediary.

Your vote is important. We encourage you to vote promptly.

The deadline to submit your vote is 2:00 p.m. Pacific Time on June 8, 2021.

DATED at Vancouver, British Columbia, this 30th day of April, 2021.

BY ORDER OF THE BOARD OF DIRECTORS OF NEXGEN ENERGY LTD.
“Leigh Curyer”
Leigh Curyer President & Chief Executive Officer